PROXY VOTING

Requirements

Rule 206(4)-6 requires that registered investment advisers who vote proxies on client securities have written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients.

We have adopted and implemented policies and procedures that we believe are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with our fiduciary duties and SEC rule 206(4)-6 under the Investment Advisers Act of 1940. Our authority to vote the proxies of our clients is established by our advisory contracts, and our proxy voting guidelines have been tailored to reflect these specific contractual obligations. In addition to SEC requirements governing advisers, our proxy voting policies reflect the long-standing fiduciary standards and responsibilities for ERISA accounts set out in Department of Labor Bulletin 94-2, 29C.F.R. 2509.94-2 (July 29, 1994).

Client’s Best Interest

The Adviser’s proxy voting procedures are designed and implemented in a way that is reasonably expected to ensure that proxy matters are conducted in the best interest of the Adviser’s clients.

Case-by-Case Basis

Each proxy vote is ultimately cast on a case-by-case basis, taking into consideration the contractual obligations under the advisory agreement and all other relevant facts and circumstances at the time of the vote. This policy and procedure statement is merely a guideline to be considered at the time of each proxy vote.

Individualized

Proxy voting procedures are tailored to suit the nature of the Adviser’s advisory business, the types of securities in the managed portfolios, and the extent to which individual clients have adopted their own procedures.

Conflicts of Interest

Any material conflicts are resolved in the best interest of the clients.

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Meritage Portfolio Management

Limitations

Limited Value. The Adviser may abstain from voting a client proxy if it concludes that the effect on the shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant.

Unjustifiable Costs. The Adviser may abstain from voting a client proxy for cost reasons. The Adviser will weigh the costs and benefits of voting proxy proposals relating to foreign securities and make an informed decision with respect to whether voting a given proxy proposal is prudent and solely in the interests of the clients’ and, in the case of ERISA accounts, plan participants and beneficiaries. The Adviser’s decision will take into account the effect that the vote, either by itself or together with other votes, is expected to have on the value of the plan’s investment and whether this expected effect would outweigh the cost of voting.

ERISA Accounts. The Adviser’s responsibilities for voting ERISA accounts include the duty of loyalty, prudence, compliance with the plan, as well as a duty to avoid prohibited transactions.

Client Direction

A client who wishes to particularly direct the voting of proxies in a manner that is different from the Adviser’s policies and procedures, should give a written directive to the Adviser. Those client’s shares will be segregated and voted separately from the voting of the balance of the shares by the Adviser.

Basis for Formulation

Sources of Information. The Adviser may conduct research internally and/or use the resources of an independent research consultant.

Information. The Adviser’s policies and procedures may be based on the following information: legal and legislative materials, studies of corporate governance and other proxy issues, and/or analyses of shareholder and management proposals by a certain sector of companies.

Shareholder Activism

The Adviser may engage in shareholder activism, such as dialogue with management with respect to pending proxy voting issues.

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Meritage Portfolio Management

Responsibility and Oversight

David Phillips, head of operations has responsibility for administering the proxy voting process. The investment management team of the Company has oversight responsibility of this function.

Availability of Policies and Procedures

The Adviser will provide the client with a copy of the policies and procedures upon request. The policies and procedures may be updated from time to time.

Disclosure of Vote

Clients. The Adviser will make this information available to an advisory client upon request in written form within 10 business days of receipt of the request.

Third Parties. The Adviser generally will not disclose to third parties how it voted a client’s proxy.

PROCEDURES

Process of Voting Proxies

Obtain Proxy. Registered owners of record (for example, the trustee or custodian bank) that receive proxy materials from the issuer or its information agent or an ERISA plan are instructed to sign the proxy in blank and forward it directly to the Adviser. (Procedure done by service providers – Stifel, Broadridge or ISS/ProxyTrust depending on custodian.)

Match. Each proxy received is matched to the security master to be voted and a reminder is sent to any custodian or trustee that has not forwarded the proxies within a reasonable time. (Procedure done by service providers – Stifel, Broadridge or ISS/ProxyTrust depending on custodian.)

Categorize. Proxies are reviewed and categorized according to issues and the proposing parties. (Procedure done by service providers – Stifel, Broadridge or ISS/ProxyTrust depending on custodian.)

Conflicts of Interest. Each proxy is reviewed by the proxy administrator or an investment committee member to assess the extent to which there may be a material conflict between the Adviser’s interests and those of the client. If conflicts are discovered, the Adviser may (1) disclose the conflict to clients and obtain their consents before voting; (2) vote in accordance with its pre-determined policies if application of such policies to the matter at hand involve little discretion on the part of the adviser; (3) vote in accordance with a pre-determined policy based on the recommendations of an independent third party; or (4) have an agreement with the client that the client will vote its own proxies in the event of an actual conflict. (Meritage is currently using Glass Lewis services via Broadridge.)

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Vote. The proxy administrator will vote the proxy in accordance with the adviser’s policies and procedures and return the voted proxy to the issuer or its information agent. Special votes requiring override trigger email notification and action by proxy vendor (Broadridge) to Meritage.

Recordkeeping. As required by Rule 204-2(c) of the Advisers Act, the proxy administrator will maintain a copy of the proxy statements received regarding client securities and a record of each vote cast. Any document created by the Adviser that was material to making the decision how to vote the proxies on behalf of a client or that memorializes the basis for that decision is also to be retained along with each written client request for proxy voting records along with the response (written or oral). Proxy voting records will be maintained in an easily accessible place for a period of five years, the first two of which must be kept in the Adviser’s office.

Proxy statements may be accessed using the EDGAR system or Broadridge, the proxy voting service utilized by the Company, rather than keeping hardcopy materials if a copy of the proxy statements can be provided promptly upon request.

Monitoring Responsibility

The Chief Compliance Officer is responsible for monitoring and evaluating compliance with this Proxy Voting policy and reviewing the annual contract for proxy services with members of the Management Council team as well as the Operations Team that works with the proxy vendor(s)

Comment

See the Client Management Advisery Agreement for disclosure regarding proxy voting.

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CATEGORIES OF PROXY ISSUES

GENERAL PHILOSOPHIES

Routine Matters/Corporate Administrative Items. After an initial review, the Adviser will generally vote with management on routine matters related to the operation of the company and not expected to have a significant economic impact on the company and/or shareholders.

Potential for Major Economic Impact. The Adviser will review and analyze on a case-by-case basis non-routine proposals that are more likely to affect the structure and operation of the issuer and to have a greater impact on the value of the investment.

Corporate Governance. The Adviser will review and consider corporate governance issues related to proxy matters and generally support proposals that foster good corporate governance practices.

Special Interest Issues. The Adviser may consider the following factors when developing a position on special interest issues: (i) the long-term benefit to the shareholders of promoting corporate accountability and responsibility on social issues; (ii) management’s responsibility with respect to special interest issues; (iii) any economic costs and restrictions on management; and (iv) the responsibility of the adviser to vote proxies for the greatest long-term shareholder value.

Such Other Business. Proxy ballots may contain a proposal granting the board authority to “transact such other business as may properly come before the meeting”. The Adviser may consider the following factors when developing a position on this issue: (i) the board is limited in what actions it may legally take with such authority; and (ii) the Adviser’s responsibility to consider actions before supporting them.

BOARD OF DIRECTORS

Nominations in Uncontested Elections. While a nomination in an uncontested election may be considered a routine matter in which the adviser might ordinarily vote with management, the Adviser may wish to consider the long-term corporate performance and stock price, composition of the board and key board committees and the nominee’s attendance at those meetings.

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Separating the Positions of Chairman and CEO. The Adviser will generally support proposals requiring the chairman of the board and the chief executive officer not be filled by the same person. The Adviser may consider the following factors with respect to this issue: (i) maximizing the board’s ability to oversee the actions of management by eliminating a potential conflict of interest; and (ii) the potential for detracting from the issuer’s productivity and efficiency.

Independence Issues. The Adviser may consider the following factors when adopting a position on director independence issues: (i) majority requirements for the board and the audit, compensation and/or nominating committees; and (ii) legal and regulatory requirements.

Limitations on Director Tenure and Retirement. The Adviser may consider the following factors when establishing a position on limiting the term of outside directors: (1) a reasonable retirement age for directors; (ii) the introduction of new perspectives on the board; and (iii) the arbitrary nature of such limitations and the possibility of detracting from the board’s stability and continuity.

Minimum Stock Ownership. The following factors may be considered when establishing a position on mandatory requirements for director share ownership: (i) the benefits of additional vested interest; (ii) the ability of a director to serve a company well regardless of the extent of his/her share of ownership; (iii) the impact of limiting the number of persons qualified to be directors.

D&O Indemnification and Liability Protection. The Adviser may weigh the concern that increased indemnification and decreased liability for directors are important to ensure the continued availability of competent directors against the concept that liability is necessary to ensure against corruption and negligence. In addition, the following factors may also be considered with respect to this issue: (i) indemnifying directors for acts conducted in the normal course of business; (ii) limiting liability for monetary damages for violating duty of care; (iii) expanding coverage beyond legal expenses to acts that represent more serious violations of fiduciary obligation than carelessness; and (iv) providing expanded coverage in cases when a director’s legal defense was unsuccessful if the director was found to have acted in good faith and in a manner that he or she reasonably believed was in the best interests of the company.

RATIFICATION OF AUDITORS

The selection of independent accountants to audit the issuer’s financial records may be considered a routine business matter that would ordinarily be voted with management. Other considerations may include:

•	Audit Committee Approval. Whether the ratification has been approved by an appropriate audit committee that meets applicable composition, independence and other requirements.

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•	Potential Conflicts. Whether the auditor faces potential conflicts of interest as a result of its relationship with the issuer or its performance of non-audit services.
•	Competence. Whether the auditor has rendered an opinion that is neither accurate nor indicative of the issuer’s financial position.

PROXY CONTESTS

Director Nominations in Contested Elections. The following factors may be considered when establishing a position on voting for a director in a contested election: (i) long-term performance of the company relative to its industry; (ii) management’s track record; (iii) the background of the proxy contest; (iv) qualifications of both slates of nominees; (v) evaluations of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met; and (vi) stock ownership positions.

Reimbursement for Proxy Solicitation Expenses. Proxy contests and their reimbursement are governed by federal regulation, state law, and company charter and bylaw provisions. Most expenses incurred on behalf of incumbents in a proxy contest are paid directly by the company and are generally limited to expenses deemed reasonable and necessary to inform shareholders. Dissidents are generally only reimbursed for proxy solicitation expenses if they gain control of the company. In order to mitigate this bias, some companies pursue an intermediate level of compensation for both incumbents and dissidents. The following factors may be considered in establishing a position on proxy solicitation reimbursement: (i) identity of the persons who will pay the expenses; (ii) estimated total cost of the solicitation; (iii) total expenditures to date; (iv) fees to be paid to proxy solicitation firms; and (v) terms of a proxy contest settlement, when applicable.

PROXY CONTEST DEFENSES

Shareholder Ability to Alter the Size of the Board. The Adviser may consider whether the proposal seeks to fix the size of the board and/or require shareholder approval to alter the size of the board.

Shareholder Ability to Remove Directors. The Adviser may consider whether the proposal allows shareholders to remove directors with or without cause and/or allow shareholders to elect directors and fill board vacancies.

Cumulative Voting. Cumulative voting is a method of voting for directors that enables the shareholder to multiply the number of his or her shares by the number of directors being voted on, and cast the total for any one director or a selected group of directors. In establishing a position on cumulative voting, the Adviser may consider the following: (i) the ability of significant stockholders to elect a director of their choosing; (ii) the ability of minority shareholders to concentrate their support in favor or a director or directors of their choosing; and (iii) the potential to limit the ability of directors to work for all shareholders.

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Shareholder Ability to Call Meetings. While state law generally prohibits shareholders from abusing their ability to call special meetings, management may seek to limit the ability to call special meetings. A common explanation for such a proposal is to prevent minority shareholders from taking control of an issuer’s agenda. These proposals may completely prohibit a shareholder’s right t call a special meeting or may require a high number of shareholders votes (supermajority) to call a special meeting. These restrictions on shareholder liability can constrain the ability of shareholders to act independently. The Adviser will generally vote a position to not limit the shareholder ability to call special meetings.

TENDER OFFER DEFENSES

Classified Boards. There are many proposals related to the structure of the issuer’s board including changing the way vacancies are filled, the way directors are nominated, or the number of directors. These proposals may take the form of proposed amendments to the charter or by-laws of the issuer and in most instances are not used as a proxy contest or anti-takeover defense. There are instances however, where the structure of the board is used as a proxy contest or anti-takeover defense. A classified board, which is divided into separate classes with only a portion of the directors being elected or replaced each year, is an example of a board structure that can be used as an anti-takeover defense. The Adviser may consider the following factors when adopting a position on classified boards: (i) providing continuity to the board structure; (ii) promoting long-term planning; and (iii) guarding against unwanted takeovers.

Poison Pills. Poison pills, also known as shareholder rights plans, are triggered by an unwanted takeover attempt and cause a variety of events to occur which may make the company financially less attractive to the potential acquirer. The Adviser may consider the following factors when adopting a position on poison pills; (i) the Adviser’s position on supporting proposals to require a shareholder vote on other shareholder rights plans; (ii) ratifying or redeeming a poison pill in the interest of protecting the value of the issuer; and (iii) other alternatives to prevent a takeover at a price demonstrably below the true value of the issuer.

Fair Price Provisions. A fair price provision in an issuer’s charter or bylaws is designed to assure that if the issuer is acquired under a plan not agreed to by the board, each shareholder’s securities will be purchased at the same price. The provisions attempt to limit the “two-tiered” pricing systems in which a potential acquirer initially offers a premium for a sufficient number of shares of the issuer to obtain control, and then offers the remaining shareholders a significantly lower price for their remaining shares. Fair price provisions are often linked with supermajority voting requirements to approve acquisitions that may entrench management to the disadvantage of shareholders and discourage attractive tender offers. The Adviser may consider the following factors when assessing proposals related to fair price provisions: (i) the vote required to approve the proposed acquisition; (ii) the vote required to repeal the fair price provision; (iii) the mechanism for determining fair price; and (iv) whether these provisions are bundled with other anti-takeover measures that may entrench management and discourage attractive tender offers.

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Supermajority Shareholder Requirements. Supermajority vote requirements in a company’s charter or bylaws require a level of voting approval in excess of a simple majority, generally two-thirds affirmative. The Adviser may adopt a position on supermajority requirements to approve an issuer’s charter or bylaws, or to approve a merger or other significant business combinations.

MISCELLANEOUS GOVERNANCE PROVISIONS

Confidential Voting. Some issuers have confidential voting procedures that limit management’s access to information about how a shareholder has voted until the voting period is closed. The Adviser may take a position on shareholder proposals that request companies to adopt confidential voting, use independent tabulators and use independent inspectors of elections. The Adviser may consider whether it would require that these types of proposals include clauses for proxy contests that require management in the case of a contested election to be permitted to request that the dissident group honor its confidentiality voting policy.

Equal Access. Equal access proposals require companies to give certain shareholders access to proxy materials so that these shareholders may state their views on contested issues, including director nominations. The Adviser may consider the following factors when adopting a position on equal access: (i) the opportunity for significant company shareholders to evaluate and propose voting recommendations on proxy proposals and director nominees, and to nominate candidates to the board; and (ii) the added complexity and burden.

CAPITAL STRUCTURE

Stock Authorizations. A proposal to increase the authorized stock will have an impact on current shareholders. The Adviser may seek to distinguish between legitimate proposals to authorize increases in common stock for expansion and other corporate purchases and those designed principally as an anti-takeover devise. The following factors may be relevant for this assessment: (i) the need for the increase; (ii) the percentage increase with respect to the existing authorization; (iii) voting rights of the stock; and (iv) overall capitalization structures.

Stock Splits. The purpose of a stock split is usually to enhance the marketability of the stock by lowering the price. The Adviser may consider the following factors when adopting a position on stock splits: (i) the percentage increase in the number of shares with respect to the existing authorized shares; and (ii) the issuer’s industry and performance.

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Reverse Stock Splits. The Adviser may consider the following factors when adopting a position on reverse stock splits: (i) the percentage increase in the shares with respect to existing authorized stock; and (ii) issues related to delisting.

Preferred Stock. Blank check preferred is stock that authorizes the issuance of certain preferred stock as some future date and allows the board to establish voting, dividend, conversion and other rights at the time of issuance. Blank check preferred stock can provide a company with the flexibility needed to meet changing financial conditions, but it also may be used as an anti-takeover defense since the stock has terms that make the entire company a less attractive investment. Once the stock is authorized, shareholders typically have no further power to determine how or when it will be allocated. The Adviser may consider the following factors when adopting a position on preferred stock: (i) whether the new class of preferred stock has unspecified voting, conversion, dividend distribution and other rights; (ii) whether the issuer expressly states that the stock will not be used as a takeover defense or carry superior voting rights; (iii) whether the issuer specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock appear reasonable; and (iv) whether the stated purpose is to raise capital or make acquisitions in the normal course of business.

Share Repurchase Programs. The Adviser may take a position on proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms.

EXECUTIVE AND DIRECTOR COMPENSATION

Stock option plans and other executive and director compensation plans are designed to attract, retain and motivate talented executives and outside directors. Evaluating executive and director compensation plans requires the Adviser to weight the need to attract and retain qualified people against the implications for dilution and transfer of shareholder wealth.

Stock Option Plans. Stock-based incentive plans are among the most economically significant issues submitted to shareholders for vote. Approval of these plans may result in large transfers of shareholder equity out of the company to plan participants as awards vest and are exercised. The adviser may calculate an estimated dollar value for each award by factoring into an option pricing model the number of shares reserved, the exercise price, the award term, the vesting parameters, and any performance criteria. The aggregate value of the plan can then be expressed as a percentage of the company’s market capitalization and compared with the plans of the company’s peers. The adviser may consider the following factors when adopting a position on stock option plans:

(i) Whether the stock option plan expressly permits the repricing of underwater options;

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(ii) Whether the plan could result in earnings dilution of greater than a specified percentage of outstanding shares;

(iii) Whether the plan has an option exercise price below the marketplace on the day of the grant;

(iv) Whether the proposal relates to an amendment to extend the term of options for persons leaving the issuers voluntarily or for cause; and

(v) Whether the program has certain embedded features such as (1) participation by consultants and other non-employees; (2) exercise options set at the discretion of the board; (3) ambiguous payment terms and/or below market interest rates on loans to optionees; (4) no termination date included in the plan document; (5) no limit on the number of shares available for issue under the plan; (6) excessive number of options available to only a small percentage of top employees; (7) authority granted to the board to amend the plan without prior shareholder approval to the extent permitted by law; (8) stock depreciation rights; or (9) reload options.

Director Compensation. Stock option plans have become a popular method of compensation for outside directors. The Adviser may consider the following factors when adopting a position on director compensation: (i) whether director shares are at the same market risk as those of the shareholders and (ii) how option programs for outside directors compare with the standards of internal programs.

Employee Stock Ownership Plans. ESOPs are a popular method of raising capital and increasing employee participation in the issuer. The Adviser may consider the percentage of shares that will be allocated to the SEOP when considering a proposal to implement an ESOP or to increase the authorized shares for an existing ESOP.

Disclosure of Board and Executive Compensation. The Adviser may consider adopting a position on disclosure of information regarding the salaries and compensation packages of directors and top management beyond SEC requirements.

Golden and Tin Parachutes. Golden parachutes assure certain key officers of an acquired company a significant severance package if such officer is terminated or demoted pursuant to the takeover. Tin parachutes make similar assurance to all employees. These proposals have anti-takeover implications because of the added expense to the acquisition. The benefit of these packages in attracting capable management against their anti-takeover implications should be considered. The Adviser may consider the following factors when adopting a position on golden and tin parachutes: (i) whether they will be submitted for shareholder approval and (ii) the employees covered by the plan and the quality of management.

401(k) Employee Benefit Plans. A 401(k) plan is any qualified plan under Section 401(k) of the Internal Revenue Code that contains a cash or deferred arrangement. It can be an important part of an employee benefit package that can be used to attract and retain quality personnel. The Adviser will generally adopt a position of support on proposals to implement 401(k) Employee Benefit Plans.

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STATE OF INCORPORATION

State Takeover Statutes. Proposals that require an issuer to opt out of its state takeover statute are common. This type of statute requires a bidder to acquire a high percentage (e.g. 85%) of a company’s stock before it can exercise control of the company without board approval. States generally allow a company to opt out of this requirement with the approval of a majority of the outstanding shares. The Adviser may consider the following factors when adopting a position on proposals to opt out of a state takeover statute: (i) the power the statute vests with the issuer’s board; (ii) the potential of the statute to stifle bids; and (iii) the potential for the statute to empower the board to negotiate a better deal for shareholders.

Reincorporation Proposals. An issuer may choose to reincorporate under the laws of a different state for several reasons, including taxation, the state’s general business law, or the level of corporate experience of the state court. In other instances, a proposal to reincorporate may be founded in management’s desire to take advantage of that court’s interpretations of laws governing unsolicited takeovers. The Adviser may adopt a position on proposals to change the state of incorporation to another domicile.

Offshore Presence. An issuer may seek for taxation or other purposes to establish an offshore presence or to relocate entirely offshore. The Adviser may adopt a position on proposals related to establishing an offshore presence.

MERGERS AND RESTRUCTURING

Mergers and Acquisitions. The Adviser may adopt a position on mergers and acquisitions. When evaluating each merger or acquisition on a case-by-case basis, the Adviser will take into consideration: anticipated financial and operating benefits; offer price; prospects of the combined companies; how the deal was negotiated; and changes in corporate governance and their potential impact on shareholder rights.

Corporate Restructurings. The Adviser will evaluate proposed corporate restructurings on a case-by-case basis.

•	Spin-Offs. When evaluating a spin-off, the adviser may consider the tax and regulator advantages, planned use of sale proceeds, market focus, and managerial incentives.
•	Asset Sales. When evaluating an asset sale, the Adviser may consider the impact on the balance sheet or working capital and the value received for the asset.
•	Liquidations. When evaluating a liquidation, the Adviser may consider management’s efforts to pursue alternatives, the appraisal value of assets, and the compensation plan for executives managing the liquidation.

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